Exhibit 99.2

Rethinking Ophthalmology OCS-01 | DIAMOND Trial—DME Phase 3 Stage 1 Results May 22, 2023

Disclaimers This presentation is made pursuant to Section 5(d) and/or Rule 163B of the Securities Act of 1933, as amended, and is intended solely for investors that are qualified institutional buyers or certain institutional accredited investors solely for the purposes of familiarizing such investors with Oculis Holding AG and determining whether such investors might have an interest in a securities offering contemplated by Oculis Holding AG. Any such offering of securities will only be made by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission, after such registration statement becomes effective. No such registration statement has been filed, or become effective, as of the date of this communication. This communication shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. These slides and the accompanying oral presentation contain forward-looking statements and information. The use of words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “future,” “potential,” or “continue,” and other similar expressions are intended to identify forward-looking statements. For example, all statements we make regarding the initiation, timing, progress and results of our preclinical studies, our clinical studies, our research and development programs, our regulatory strategy, our future development plans, our ability to advance product candidates into, and successfully complete, and the timing or likelihood of regulatory filings and approvals and statements regarding the potential therapeutic benefits and market opportunities of our product candidates are forward looking. All forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain. The clinical data presented herein is preliminary and is subject to change. These results may not be reproduced in subsequent patients and clinical trials. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the possibility that Oculis may be adversely affected by economic, business, and/or competitive factors; Oculis’ estimates of expenses and profitability; Oculis’ ability to develop, manufacture and commercialize the product candidates in its pipeline; actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; the ability of Oculis or its partners to enroll and retain patients in clinical studies; the ability of Oculis or its partners to gain approval from regulators for planned clinical studies, study plans or sites; Oculis’ ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; the success of Oculis’ current and future collaborations, joint ventures, partnerships or licensing arrangements; the ongoing and evolving COVID-19 pandemic on Oculis’ business, financial position, strategy and anticipated milestones; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Oculis may from time to time file or furnish with the SEC. Any forward-looking statement speaks only as of the date on which it was made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. This presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part and is intended for the recipient hereof only. Copyright of this presentation is owned by Oculis. No part of this presentation may be reproduced in any manner without the permission of Oculis. 2

Agenda Opening Remarks Sylvia Cheung 01 Chief Financial Officer OCS-01 Phase 3 DIAMOND Riad Sherif, M.D. 02 Stage 1 Chief Executive Officer Q&A Session David Boyer, M.D., Keck School of Medicine (USC); Co-PI for DIAMOND Study Moderated by: Arshad Khanani, M.D., M.A., Sierra Eye Associates, University of Nevada; Co-PI for DIAMOND Study 03 Pravin Dugel, M.D., Director Riad Sherif, M.D., Chief Executive Officer Sylvia Cheung, Chief Financial Officer Concluding Remarks Riad Sherif, M.D. 04 Chief Executive Officer 3

Rethinking Ophthalmology OCS-01 | DIAMOND Trial—DME Phase 3 Stage 1 Results May 22, 2023

Ph 3 Stage 1: OCS-01 Eye Drops for DME Meets Primary Endpoint

Oculis

Rapid and sustained improvements in vision and anatomic structure with robust statistical significance

Primary Objective Achieved	• Results validated loading and maintenance regimen to optimize OCS-01 efficacy potential in DME

Met Primary and Secondary Endpoints with Robust Statistical Significance	Primary Endpoint:
	• Mean change in BCVA letter score at week 6:
	  • **+7.2** with OCS-01 vs. **+3.1** with vehicle **(p = 0.007)**
	Secondary Endpoints:
	• Percentage with ≥ 3-line (15 letter) gain in BCVA at week 6:
	  • **25.3%** with OCS-01 vs. **9.8%** with vehicle **(p = 0.015)**
	• Mean change in CST at week 6:
	  • **-63.6 µm** with OCS-01 vs. **+5.5 µm** with vehicle **(p < 0.0001)**
	All differences maintained or improved at week 12
	No unexpected safety findings

Next Step: Phase 3 Stage 2	• Two global, 52-week Phase 3 trials commencing in 2H 2023; N = 350-450 for each • Designed to support NDA for OCS-01 as treatment for DME

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DME is a Large and Growing Market with Critical Unmet Needs OCS-01 Eye Drops: potential to expand pool of treated DME patients & improve outcomes for those currently treated Growing DME patient Only invasive Late start population size(1) treatments approved of treatment Global DME Patients DME –Treatment rate and (7% of diabetics(2)) market size in G7 countries (US, EU5 and JP)(4) 2045 53m+ 2021 Undiagnosed $8bn (46%) 37m Untreated (58%) High burden of treatment Diagnosed (54%) $6bn A leading cause of new cases of (5) Treated (42%) Low patient compliance $3bn blindness in US adults(3) 2019 2029 Current therapies sold ~$3B in 2019 with rapid growth(4) (1) International Diabetes Federation – diabetesatlas.org Estimated diabetes around the world in 2021: 537m, reaching 783m in 2045 (2) Yau et al. Global Prevalence and Major Risk Factors of Diabetic Retinopathy, Diabetes Care 2012 Mar; 35(3): 556-564. (3) https://preventblindness.org/diabetic-macular-edema-dme/ (4) DRG Diabetic Macular Edema / Diabetic Retinopathy Disease Landscape & Forecast 2020 6 (5) Berenberg and Kiss: “Real-World Utilization of Anti-VEGF Agents”, Review of Ophthalmology, Feb 5, 2016 6

OCS-01 | Current DME Treatment Paradigm Leaves Two Patient Segments Undertreated and Losing Vision

Oculis

Patient presents with DME symptoms

➡ Diagnosed by OCT[1]



DME recent onset	DME with mild visual impairment	DME with moderate to severe visual impairment
24%[2]	43%[2]	33%[2]

DME Disease Progression and Treatment Landscape

Current Treatment	1st line: Observation → Laser	1st line: Anti-VEGF → Laser / Steroid implant
Unmet Needs	❶ ✗ Lack of pre-invasive treatment ▪ ~ 19% of patients with good vision experience deterioration by ≥ 5 letters over 2 years[3]	❷ ☑ 60% Adequate response ❸ ✗ 40% Inadequate response ▪ Low anti-VEGF response rate[5] ▪ Combination to drive efficacy and or durability

Addressable US patient population: 1.2 million[4][6]

(1) Optical coherence tomography (OCT) imaging.
(2) Baseline Demographics and Clinical Characteristics of Treatment-Naive Patients with Diabetic Macular Edema Listed in the IRIS Registry (Table S1) www.aao.org
(3) Baker, Carl W., et al. "Effect of initial management with aflibercept vs laser photocoagulation vs observation on vision loss among patients with diabetic macular edema involving the center of the macula and good visual acuity: a randomized clinical trial." Jama 321.19 (2019): 1880-1894.
(4) Gonzalez 2016 Early and Long-term Responses to VEGF Therapy in DME: Analysis of protocol I data
(5) Kiss 2014 ; Berenger and Kiss, Feb. 2016, Real-world Utilization of VEGF agents (DME section), Review of Ophthalmology https://www.reviewofophthalmology.com/article/realworld-utilization-of-antivegf-agents
(6) Decision Resources Group: DME – DR Landscape Forecast – Disease Landscape Forecast 2020

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OCS-01 | First Eye Drop for DME – Results Consistent with Previous Trials

OCS-01 shown to be superior to vehicle on BCVA and CST endpoints in Phase 2 trial

Unique product candidate with clinically validated MOA

OCS-01: High-concentration Optireach® formulation of dexamethasone (15mg/ml)

OPTIREACH®
Formulation Technology



Cyclodextrin
Drug molecule
Single complex
Water-soluble complexes

Ozurdex®, an IVT implant of dexamethasone, is FDA-approved for DME and annualizing at $460M and 7% growth[1]

Positive results in exploratory and Phase 2 studies in DME

DME Exploratory 1[2]
19 pts Tanito Study successfully completed

DME Exploratory 2[3]
22 pts Ohira Study successfully completed

DME Phase 2[4] 144 pts
Randomized & double-masked successfully completed

Positive Phase 2 results[5]

Change in BCVA & CST
(Same Patient Population as Ph3 Diamond Trial)



Mean Change in BCVA From Baseline
0.9
3.8
Vehicle (n = 14)
OCS-01 (n = 45)
Mean Change in CST From Baseline (µm)
Vehicle (n = 15)
OCS-01 (n = 45)
-23.1
-77.4

Phase 2 results supported successful End of Phase 2 Meeting

1. Abbvie Q1 2023 earnings report
2. Investigator-initiated, open-label, single-center study. Tanito M, et al. Invest Ophthalmol Vis Sci. 2011;52:7944-7948
3. Ohira A, et al. Acta Ophthalmologica. 2015;93:610-615. Ohira A, et al. Acta Ophthalmologica. 2015;93:610-615.
4. DME Phase 2: Note: Data presented at Angiogenesis, Exudation and Degeneration, 2020 by KOL (Dugel P.)
5. Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami

Central macular thickness (CMT); Best-corrected visual acuity (BCVA)
visual acuity (BCVA); Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami.

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Stage 1 Trial Results

OCS-01 | Phase 3 Program in DME Patients

Oculis

Loading dose regimen & enriched population increase probability of success

Key Enrollment Criteria

- Age 18-85 years
- Diabetes mellitus 1 and 2
- ETDRS BCVA letter score: 24 - 65
- Retinal thickness (CST) ≥ 310 µm
- Anti-VEGF and corticosteroid naïve or agree to washout

R

2:1

Stage 1 (N = 148)

6 weeks	6 weeks
OCS-01 6x/day	OCS-01 3x/day
Vehicle 6x/day	Vehicle 3x/day

Stage 2 (N = 350 – 450 per trial; 1:1 Randomization)

52 weeks

- OCS-01: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52
- Vehicle: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52

End of Trial

Washout (if needed): 3 - 6 months depending on prior treatment → 2:1 Randomization → Stage 1: determine dose & sample size for Stage 2 → Stage 2: dose regimen and sample size informed by Stage 1 results

Stage 1: Assess if loading dose optimizes efficacy

1⁰ endpoint: Change in BCVA ETDRS letter score at wk 6
2⁰ endpoint: % with a ≥ 3-line (15 letters) gain in BCVA at wk 6
2⁰ endpoint: Change in CST as measured by SD-OCT(1) at wk 6
2⁰ endpoint: Change in BCVA at wk 12

Stage 2: Two Phase 3's to support NDA filing for DME

1⁰ endpoint: BCVA at wk 52
Key 2⁰ endpoint: ≥ 3-line (15 letters) at wk 52
2⁰ endpoint: CST at wk 52

(1) Spectral Domain Optical Coherence Tomography

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OCS-01 | Phase 3 in DME Patients – Stage 1 Loading dose regimen & enriched population increase probability of success Key Enrollment Criteria Age 18-85 years 6-week Loading Phase 6-week Maintenance Phase Diabetes mellitus 1 and 2 n = 100 OCS-01 6x/day OCS-01 3x/day ETDRS BCVA letter score: 24—65 Retinal thickness (CST) ≥ 310 µm R n = 48 Vehicle 6x/day Vehicle 3x/day Anti-VEGF and corticosteroid 2:1 naïve or agree to washout 1â° endpoint End of Stage 1 assessment Washout (if needed): 3—6 months 2:1 6-week loading phase followed by 6-week maintenance phase depending on prior treatment Randomization Assessments at baseline, weeks 2, 4, 6, 8, and 12 Stage 1 : Assess if loading dose optimizes efficacy 1â° endpoint: Change in BCVA ETDRS letter score at wk 6 2â° endpoint: % with a ≥ 3-line (15 letters) gain in BCVA at wk 6/12 2â° endpoint: Change in CST as measured by SD-OCT(1) at wk 6/12 2â° endpoint: Change in BCVA at wk 12 (1) Spectral Domain Optical Coherence Tomography 11 .

Patient Disposition ITT population Screened n = 288 Randomized n = 148 OCS-01 Vehicle n = 100 n = 48 Discontinued trial Discontinued trial Withdrawn: n = 1 Withdrawn: n = 3 AE: n = 9 AE: n = 5 Other: n = 5 Other: n = 1 Completed 12 weeks Completed 12 weeks n = 85 n = 39 AE, adverse event; ITT, intention-to-treat. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. 12

Demographics: Well-balanced Between Arms Parameter OCS-01 (n = 100) Vehicle (n = 48) Age, mean (SD), years 61.9 (9.0) 63.9 (7.3) Male, n (%) 53 (53.0) 26 (54.2) Duration of DME, mean (SD), years 2.0 (2.6) 1.9 (2.7) BCVA, mean (SD), ETDRS letter score 57.5 (9.3) 58.3 (7.5) CST, mean (SD), µm 453.0 (131.8) 445.3 (112.5) IOP(1), mean (SD), mmHg 15.3 (3.1) 14.7 (3.0) (1) Intraocular pressure. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. 13 .

Primary Endpoint Achieved with Robust Statistical Significance Rapid improvement in vision with OCS-01 treatment, as assessed by BCVA Strong Improvement in Vision with OCS-01 at Week 6 9.0 OCS-01 (N = 100) 8.0 7.2 Baseline letters 7.0 Vehicle (N = 48) P = 0.007 From 6.0 ETDRS (95% CI, 1.1-7.0) 6, 5.0 Change 4.0 Week 3.1 SE) to 3.0 (± BCVA 2.0 Mean LS in 1.0 0.0 OCS-01 Vehicle Loading Phase (week 6), ITT Population BCVA, best corrected visual acuity; CI, confidence interval; ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat; LS, least squares; SE, standard error. Multiple imputations for missing data. Imputation rules are applied based on a pattern-mixed model approach. 14 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Improvement in Vision with OCS-01 Sustained to Week 12 Rapid improvement in BCVA with loading dose regimen sustained with maintenance regimen Loading Phase (6x/day) Maintenance Phase (3x/day) in P = 0.007 9 OCS-01 (N = 100) (95% CI, 1.1-7.0) 8 7.6 7.2 7.1 P = 0.016 Vehicle (N = 48) Baseline 7 (95% CI, 0.7-7.0) 6.0 From letters 6 4.9 5 ETDRS 4 4.7 Change 3 3.7 SE) 3.2 3.1 (± BCVA, 2 2.9 Mean 1 LS 0 0 2 4 6 8 12 Weeks ITT Population BCVA, best corrected visual acuity; ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat; SD, standard deviation; SE, standard error. Multiple imputations for missing data. Imputation rules are applied based on a pattern-mixed model approach. 15 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

25% of OCS-01 Patients Achieve ≥ 3 Line Improvement in BCVA at Week 6 3-line (15 letter) improvement in BCVA deemed highly clinically relevant Vision Gainers Analysis at Week 6 ≥ 15-Letter Gain 30 6 25.3% 25 Week to P = 0.015 Gaining 20 Baseline OCS-01 (N=100) Vehicle (N=48) Patients 15 From of ters 9.8% Let 10 Percentage ETDRS 5 15 ≥ ITT Population 0 ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. 16

27% of OCS-01 Patients with ≥ 3-Line Improvement in BCVA at Week 12 3-line (15 letter) improvement in BCVA deemed highly clinically relevant Vision Gainers Analysis at Week 12 ≥ 15-Letter Gain 30 27.4% to P = 0.009 25 Gaining Baseline OCS-01 (N=100) 20 Vehicle (N=48) From12 Patients 15 of ters Week Let ETDRS 10 7.5% Percentage 15 5 ≥ 0 OCS-01 Vehicle ITT Population ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. 17

63.6 Î¼m Reduction in CST Achieved with OCS-01 at Week 6 Central subfield thickness (CST) is a key metric used by physicians to manage DME patients CST as Assessed by Optical Coherence Tomography (OCT) 20 10 Vehicle 5.5 µ m OCS-01 CST 0 in 6, OCS-01 (N = 100) -10 Vehicle (N = 48) Week -20 Changeto P < 0.0001 -30 SE) (95% CI, -97.7, -40.5) -40 (± Baseline -50 Mean -60 LS From -70 -63.6 -80 Loading Phase (week 6), ITT Population CI, confidence interval; CST, central subfield thickness; ITT, intention-to-treat; LS, least squares; SE, standard error. Multiple imputations for missing data. Imputation rules are applied based on a pattern-mixed model approach. 18 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Reduction in CST Achieved with OCS-01 Sustained to Week 12 Rapid improvements in CST with loading dose regimen sustained with maintenance regimen CST as Assessed by Optical Coherence Tomography (OCT) Loading Phase (6x/day) Maintenance Phase (3x/day) 30 20 10.2 10 5.50 From 1.10 CST 0 -1.40 in -10 -16.00 µm -20 OCS-01 (N = 100) Change -30 Vehicle (N = 48) SE) Baseline, -40 P < 0.0001 (± -50 (95% CI, -97.7, -40.5) P = 0.004 Mean -60 -53.50 -59.0 -61.40 -63.60 -61.60 (95% CI, -76.8, -14.4) -70 LS -80 0 2 4 6 Weeks 8 12 BCVA, best corrected visual acuity; CI, confidence interval; ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat; LS, least squares; SE, standard error. imputations for missing data. Imputation rules are applied based on a pattern-mixed model approach. 19 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

No Unexpected Safety Findings Treatment Emergent Adverse Events Treatment Emergent Serious Adverse Events (SAE) OCS-01 (N = 100) Vehicle (N = 48) OCS-01 (N = 100) Vehicle (N = 48) n (%) n (%) n (%) n (%) Any TEAE 70 (70.0) 30 (62.5) Any ocular SAE 1 (1.0) 0 Diabetic retinal edema 10 (10.0) 9 (18.8) Intraocular pressure increased 14 (14.0) 1 (2.1) Vitreous 1 (1.0) 0 haemorrhage Hypertension 10 (10.0) 1 (2.1) Ocular hypertension 8 (8.0) 0 Any non-ocular 4 (4.0) 3 (6.3) Macular edema 2 (2.0) 4 (8.3) SAE COVID-19 2 (2.0) 2 (4.2) Death 1 (1.0) 0 Dry eye 3 (3.0) 1 (2.1) Diabetes mellitus 3 (3.0) 0 • None of the SAEs reported were deemed Dizziness 3 (3.0) 0 Dysgeusia 3 (3.0) o related to study drug Nasopharyngitis 2 (2.0) 1 (2.1) • No evidence of cataract formation up to 12 Type 2 diabetes 2 (2.0) 1 (2.1) weeks Visual acuity reduced 1 (1.0) 2 (4.2) Vitreous haemorrhage 2 (2.0) 1 (2.1) Arthralgia 2 (2.0) 0 Blood glucose increased 2 (2.0) 0 TEAE, treatment-emergent adverse event. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. 20

IOP Increase Consistent with Literature OCS-01 Vehicle n=100 n=48 n (%) n (%) Any IOP related AE 22/100 (22.0) 1/48 (2.1) 10 mmHg IOP change from baseline at any visit 16/97 (16.5) 0/47 (0) Higher than 25 mmHg IOP at any visit 19/97 (19.6) 1/47 (2.1) Higher than 35 mmHg IOP at any visit 1/97 (1.0) 0/47 (0) IOP lowering medications administered for AE 11/22 1/1 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. 21

Minimal Mean IOP Increase is Similar Across Loading and Maintenance 35 Loading Phase (6x/day) Maintenance Phase (3x/day) 30 From OCS-01 (N = 100) 25 IOP Vehicle (N = 48) Hg in 20 mm Change 15 10 2.79 Baseline, 2.39 2.1 (SD) 1.61 5 0.64 0.0 0.44 0.08 Mean 0 -0.05 -5 -0.17 2 4 6 8 12 Weeks IOP, intraocular pressure. Mean (SD) baseline IOP: OCS-01, 15.3 (3.1) mm Hg; vehicle, 14.7 (3.0) mm Hg. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. 22

OCS-01 Met Primary and Secondary Endpoints in Ph 3 Stage 1 OCS-01 Vehicle Vehicle Adjusted P Value (n = 100) (n = 48) Change Mean Change in BCVA at Week 6 +7.2 letters +3.1 letters +4.1 letters 0.007 Mean Change in BCVA at Week 12 +7.6 letters +3.7 letters +3.9 letters 0.016 % with 3-line gain in BCVA at Week 6 25.3% 9.8% 15.5% 0.015 % with 3-line gain in BCVA at Week 12 27.4% 7.5% 19.9% 0.009 Mean Change in CST at Week 6 -63.6 m +5.5 m -69.1 m < 0.0001 Mean Change in CST at Week 12 -61.6 m -16.0 m -45.6 m 0.004 No unexpected safety findings observed Next Step: Continuation of Ph 3 program to support NDA filing for treatment of DME 23

OCS-01 | Next Step: Phase 3 DME Trial Stage 2 Two global Ph 3 trials (N = 350-450 each) to support NDA filing for treatment of DME Key Enrollment Criteria Age 18-85 years N = 350 – 450 per trial 52 weeks No participation in Stage 1 Confirmed diagnosis of DME OCS-01: 6x/day weeks 1—6; 3x/day weeks 7—52 Diabetes mellitus 1 and 2 R ETDRS BCVA letter score: 24—65 Vehicle: 6x/day weeks 1—6; 3x/day weeks 7—52 1:1 Retinal thickness (CST) ≥ 310 µm Anti-VEGF and corticosteroid End of Trial naïve or agree to washout Washout (if needed): 3—6 months 1:1 6-week loading phase followed by 46-week maintenance phase depending on prior treatment Randomization Assessments at baseline, weeks 2, 4, 8, 16, 24, 36 and 52 Endpoints Anticipated Timelines 1â° endpoint: Change in BCVA ETDRS letter score at wk 52 Stage 2 Start: 2H 2023 Key 2â° endpoint: % with ≥ 3-line gain in BCVA at wk 52 2â° endpoint: Change in CST as measured by SD-OCT(1) at wk 52 (1) Spectral Domain Optical Coherence Tomography 24 .

Summary

OCS-01 Ph 3 Stage 1 Recap • Trial objectives met: Results validated loading and maintenance regimen to optimize OCS-01 efficacy potential in DME with robust statistical significance • OCS-01 met all Functional and Clinical benefit endpoints in a robust, statistically superior manner (in 3-month trial): • Improvement of visual acuity (Functional Endpoint) • Increase in proportion of patients with a 3-line or greater gain (Clinical Benefit Endpoint) • Reduction in macular edema as measured by OCT imaging (Pharmacodynamic Endpoint) • No unexpected safety findings observed Next Step: Commence Stage 2 of Ph 3 program to support NDA filing of OCS-01 for DME treatment 26

Innovative, Diversified and Late-stage Pipeline

Oculis

Product Candidate(s)	Investigational Indication(s)	Pre-clinical / Phase 1 / Phase 2 / Phase 3	Next Catalysts 2023	Next Catalysts 2024
OCS-01 Optireach® technology	DIABETIC MACULAR EDEMA	Phase 3	1º endpt. met Stage 1	
	INFLAMMATION AND PAIN FOLLOWING OCULAR SURGERY	Phase 3	Ph3 readout	NDA
	CYSTOID MACULAR EDEMA	Phase 2		PoC readout
OCS-02 Anti TNF	DRY EYE DISEASE	Phase 2		Ph2b readout
	UVEITIS	Phase 2		Ph2b readout
OCS-05 SGK2 Activator	ACUTE OPTIC NEURITIS	Phase 2		PoC readout
	GLAUCOMA	Pre-clinical		
	GEOGRAPHIC ATROPHY	Pre-clinical		
	DIABETIC RETINOPATHY	Pre-clinical		
	NEUROTROPHIC KERATITIS	Pre-clinical		
OCS-03	CORNEAL NV, PTERYGIUM	Pre-clinical		
OCS-04	CORNEAL TRANSPLANT	Pre-clinical		
(Undisclosed)	Wet-AMD[1], RVO[2], DR[3]	Pre-clinical		

OCS-01 is based on the OPTIREACH® technology, OCS-02 is a single chain antibody fragment (ScFv) against TNFα and OCS-05 is a SGK-2 activator peptidomimetic small molecule with novel MoA targeting the activation of the trophic factor pathways.
(1) Age-related macular degeneration (AMD).
(2) Retinal Vein Occlusion (RVO).
(3) Diabetic Retinopathy (DR).

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Uniquely Positioned to Build Significant Value

Oculis

Targeting critical unmet needs in 3 major ophthalmology segments

- OCS-01: 1st Eye drop for Diabetic Macular Edema (DME) in Ph3
- OCS-02: 1st Biologic eye drop for Dry Eye Disease (DED) in Ph2b

  (upside potential from biomarker-driven precision medicine approach)
- OCS-05: 1st Neuroprotective agent for neuro-retina treatments in PoC

Near-term value inflection points expected

2023

- ✓ OCS-01 DME Phase 3 (Stage 1) readout
- OCS-01 Ocular Surgery Phase 3 readout

2024

- OCS-01 Ocular Surgery NDA
- OCS-01 CME[1] PoC readout
- OCS-02 DED Phase 2b readout
- OCS-02 Uveitis Phase 2b readout
- OCS-05 AON[2] PoC readout

(1) Cystoid Macular Edema (CME).
(2) Acute Optic Neuritis (AON).

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Our Purpose To drive innovation to save sight and improve eye care

Q&A Session Moderated by: Dr. Pravin Dugel Director, Oculis Holding AG 30